Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Ownership
United Digital Home H.K. Group Company Limited	Hong Kong	100%
Shenzhen Skyrise Technology Co., Ltd.	People’s Republic of China	100%
Shenzhen Skyrise Digital Electronics Co., Ltd.	People’s Republic of China	100%